Exhibit 99.2

OFFER TO PURCHASE

Spartan Delta Corp.
Suite 500, 207 9th Avenue S.W.
Calgary, Alberta T2P 1K3

TO:	Shareholders of Inception Exploration Ltd. ("Inception")

RE:
Offer (the "Offer") to purchase all outstanding common shares of Inception pursuant to the pre-acquisition agreement (the "Pre-Acquisition Agreement") dated February 16, 2021 between Inception and Spartan Delta Corp. ("Spartan")

THE OFFER

Capitalized terms used, but not defined, in this Offer which are defined in the Pre-Acquisition Agreement have the respective meanings set forth in the Pre-Acquisition Agreement. A copy of the Pre-Acquisition Agreement is available on Spartan's SEDAR profile at www.sedar.com.

Subject to the terms and conditions set forth below and in the accompanying letters of transmittal, Spartan hereby offers to purchase all of the outstanding common shares (the "Common Shares") of Inception in exchange for an aggregate of 23,734,384 common shares of Spartan (the "Purchase Price"). Each holder of Common Shares (a "Shareholder") shall be entitled to receive their pro rata share of the Purchase Price based on the number of Common Shares outstanding as of the Closing Date.

Prior to the Closing Date, Inception intends to complete the Inception Reorganization, which will result in the termination of the Inception Long Term Debt owing to ARETI in exchange for the issuance of additional Common Shares to ARETI. Based on a Closing Date of March 18, 2021, the exchange ratio pursuant to the Offer will be approximately 0.001859 common shares of Spartan ("Spartan Shares") for each Common Share (the "Exchange Ratio"). However, the exact Exchange Ratio depends on the number of Common Shares issued to ARETI pursuant to the Inception Reorganization, which in turn will depend on the Closing Date and the amount of interest accrued under the ARETI Loan Agreement as of such date.

No fractional Spartan Shares will be issued. In the event that a Shareholder would otherwise be entitled to a fractional Spartan Share, the number of Spartan Shares issued to such Shareholder shall be rounded up to the next greater whole number of Spartan Shares, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Spartan Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Common Shares registered in the name of or beneficially held by such Shareholder or their nominee shall be aggregated.

The Offer contained herein is conditional upon: (i) satisfaction of the terms and conditions set forth in the Pre-Acquisition Agreement, as further described below; and (ii) receipt of a duly executed letter of acceptance and transmittal from each Shareholder.

The Offer shall remain open until 10:00 a.m. (Calgary time) on March 16, 2021, or such later date or dates as may be fixed by Spartan from time to time in accordance with the terms and conditions of the Pre-Acquisition Agreement (the "Offer Period").

MANNER OF ACCEPTANCE

The Offer may be accepted during the Offer Period by depositing, in accordance with the instructions set forth below: (i) the accompanying letter of acceptance and transmittal; and (ii) if the Shareholder is a Non-Resident Shareholder (see "Tax Withholdings", below), the accompanying Non-Resident Escrow Agreement, in each case duly completed and signed, to Odyssey Trust Company (the "Depositary").

All documentation must be delivered, by registered mail, mail, hand or courier to the Depositary as follows:

Odyssey Trust Company
United Kingdom Building
323 – 409 Granville Street,
Vancouver, BC V6C 1T2
Attention: Corporate Actions

Inquiries:

Telephone: (587) 885-0960
E-Mail: corp.actions@odysseytrust.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone number, e-mail and location set out above.

Spartan reserves the right to permit a holder of Common Shares to accept the Offer in a manner other than as set forth above.

ADVISORY TO U.S. INCEPTION SHAREHOLDERS

Spartan and Inception are Canadian companies. This Offer is made for the securities of a Canadian company. This Offer is subject to disclosure requirements of Canada, which are different from those of the United States. Financial statements and financial information included in this Offer, if any, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws in respect of the share exchange transaction, since Spartan and Inception are located in Canada, and some or all of their officers and directors may be residents of Canada (or another foreign country). You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of the U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Spartan may purchase securities of Inception otherwise than under the Offer, such as in open market or privately negotiated purchases, at anytime during the duration of the Offer.

TAX WITHHOLDINGS

Spartan will be entitled to deduct and withhold from the Purchase Price payable to any Non-Resident Shareholder such amounts as are required to be deducted and withheld from such consideration under the Tax Act, or any provision of any other applicable taxation law. Any such amounts will be deducted and withheld from the Purchase Price payable pursuant to the Offer, and as applicable, dealt with in accordance with the terms of the Non-Resident Escrow Agreement, which has been included with this Offer, or remitted to the appropriate taxing authority. Any amounts deducted or withheld from the Purchase Price payable pursuant to the Offer will be treated for all purposes as having been paid to the Shareholders in respect of which such deduction or withholding was made; provided that such deducted and withheld amounts are actually remitted to the appropriate taxing authority or dealt with in accordance with the terms of the Non-Resident Escrow Agreement.

PAYMENT FOR THE COMMON SHARES

Spartan will pay for the Common Shares tendered in acceptances of the Offer by issuing and delivering certificates or DRS advices representing the number of Spartan Shares issuable to the holder in accordance with the Offer, in the name and to the address specified in the letter of acceptance and transmittal.

WITHDRAWAL OF DEPOSITED COMMON SHARES

All deposits of Common Shares pursuant to this Offer are irrevocable.

ACQUISITION OF COMMON SHARES NOT DEPOSITED

If Spartan takes up and pays for Common Shares pursuant to the terms of the Offer, and thereby acquires at least 90% percent of the Common Shares, Spartan intends to acquire the balance of the Common Shares by way of a compulsory acquisition pursuant to Section 195 of the Business Corporations Act (Alberta), arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions (each a "Second Stage Transaction") carried out for consideration per Common Share that (i) consists of the same form of consideration paid pursuant to the Offer, and (ii) is not less than the consideration paid pursuant to the Offer. Inception's largest shareholder holds in excess of 90% of the Common Shares and has agreed to deposit its Common Shares to the Offer. Nothing herein shall be construed to prevent Spartan from acquiring, directly or indirectly, additional Common Shares in privately negotiated transactions, in another take over bid, tender or exchange offer, or otherwise in accordance with applicable securities laws (including by way of compulsory acquisition) following completion of the Offer.

REPRESENTATIONS AND WARRANTIES OF SPARTAN

Spartan represents and warrants as follows:

(a)
the execution and delivery of this Offer and the Pre-Acquisition Agreement by Spartan and the consummation of the transaction contemplated hereby do not constitute a breach of or default under any agreement to which Spartan is a party or by which Spartan is bound, and is legally binding upon Spartan in accordance with its terms;

(b)
all requisite corporate action has been taken by Spartan to authorize the execution and delivery of this Offer and the Pre-Acquisition Agreement and this Offer and Pre-Acquisition Agreement have been duly executed and delivered by Spartan; and

(c)	all representations and warranties of Spartan contained in the Pre-Acquisition Agreement are incorporated herein by reference.

CONDITIONS TO THE OFFER

The Offer is subject to certain closing conditions set forth in the Pre-Acquisition Agreement. The obligation of Spartan to complete the purchase of the Common Shares is subject to certain closing conditions including, but not limited to: (a) at least 90% of the outstanding Common Shares being validly deposited under the Offer; (b) Inception having completed the Inception Reorganization (as described in the Pre-Acquisition Agreement) and provided evidence to Spartan that all Inception Long Term Debt has been repaid or extinguished at Closing; (c) compliance in all material respects with all covenants and obligations of Inception required to be performed on or prior to Closing; (d) the accuracy of the representations and warranties of Inception shall be true and correct at Closing except where the failure to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect on Inception; and (e) the absence of a Material Adverse Change in respect of Inception. The obligations of Inception to consummate the transactions contemplated by the Pre-Acquisition Agreement are subject to certain closing conditions including, but not limited to: (a) the taking up and payment by Spartan for all Common Shares deposited pursuant to the Offer; (b) compliance in all material respects with all covenants and obligations of Spartan required to be performed on or prior to Closing; (c) the accuracy of the representations and warranties of Spartan shall be true and correct at Closing except where the failure to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect on Spartan; and (d) the absence of a Material Adverse Change in respect of Spartan. The obligations of both Inception and Spartan to consummate the transactions contemplated by the Pre-Acquisition Agreement are subject to certain mutual closing conditions including, but not limited to: (a) the Closing Date occurring on or before May 31, 2021; (b) all Regulatory Approvals being shall have been obtained; and (c) no Governmental Authority shall have enacted, issued, promulgated, applied for, enforced or entered into any Applicable Law that makes illegal, restrains, enjoins or otherwise prohibits consummation of, or dissolves the transactions contemplated by the Pre-Acquisition Agreement.

ABOUT SPARTAN

Spartan is an oil and gas exploration and production company whose core land holdings are concentrated in the Deep Basin of west central Alberta, principally focused on development of liquids-rich natural gas and light oil prospects in the Spirit River and Cardium formations. Spartan's ESG-focused culture is centered on generating sustainable free funds flow through oil and gas exploration and development. Building on its existing high-quality, low-decline operated production in the heart of the Alberta Deep Basin, Spartan intends to continue acquiring diversified assets that can be restructured, optimized and rebranded, financially or operationally, yielding an increase to shareholder value. Spartan is well positioned to continue pursuing immediate production optimization and responsible future growth. Spartan currently trades on TSX Venture Exchange under the ticker "SDE".

Further information with respect to Spartan is available at www.spartandeltacorp.com or Spartan's SEDAR profile at www.sedar.com.

Note. Certain statements contained in the above section "About Spartan" constitute forward-looking statements within the meaning of applicable Canadian securities legislation.  Spartan believes that the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that such expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.  The forward-looking statements and information are based on certain key expectations and assumptions made by Spartan. Although Spartan believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Spartan can give no assurance that they will prove to be correct. By its nature, such forward-looking information is subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed.  Please refer to Spartan's most recent Annual Information Form and MD&A for additional risk factors relating to Spartan, which can be accessed either on Spartan's website at www.spartandeltacorp.com or under Spartan's SEDAR profile on www.sedar.com.

This Offer is dated this 22nd day of February, 2021.

SPARTAN DELTA CORP. Per : (signed) "Fotis Kalantzis" Fotis Kalantzis President and Chief Executive Officer